Exhibit 99.2

Penn West Petroleum Ltd.

Annual and Special Meeting of Shareholders

May 13, 2015

REPORT OF VOTING RESULTS

The following matters were voted upon at the Annual and Special Meeting of shareholders (“Shareholders”) of Penn West Petroleum Ltd. (the “Corporation”) held on May 13, 2015 in Calgary, Alberta. Each matter voted upon is described in greater detail in the Notice of 2015 and Special Meeting and Management Proxy Circular dated April 1, 2015 (the “Information Circular”), which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on Penn West’s website at www.pennwest.com.

1.	Appointment of Auditor

By resolution passed by show of hands, Ernst & Young LLP, Chartered Accountants, was appointed as auditor of Penn West for the ensuing year.

2.	Election of Directors

By resolutions passed by ballot vote, the following eight nominees proposed by management were elected as directors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
George H. Brookman	168,042,726	94.73%	9,351,291	5.27%
John Brydson	170,783,587	96.27%	6,610,430	3.73%
Raymond D. Crossley	169,247,369	95.41%	8,146,648	4.59%
Gillian H. Denham	144,887,051	81.68%	32,506,966	18.32%
William A. Friley	145,652,812	82.11%	31,741,205	17.89%
Richard L. George	167,111,824	94.20%	10,282,193	5.80%
David E. Roberts	147,255,601	83.01%	30,138,416	16.99%
Jay W. Thornton	163,480,126	92.16%	13,913,891	7.84%

3.	Special Resolution for a Reduction in the Stated Capital of Penn West

By resolution passed by ballot vote, a special resolution was passed to approve the reduction in the stated capital as outlined in the Information Circular. The results of the ballot were as follows:

Votes For	Percent	Votes Withheld	Percent
270,709,112	94.87%	14,638,387	5.13%

4.	Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation

By resolution passed by ballot vote, an advisory resolution was passed to approve the Corporation’s approach to executive compensation as outlined in the Information Circular. The results of the ballot were as follows:

Votes For		Votes Against
Number	Percent	Number	Percent
130,788,982	73.73%	46,609,246	26.27%